UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Information Contained in this Form 6-K Report

On June 14, 2024, National Energy Services Reunited Corp. (the “Company” or “NESR”), held its 2024 Annual General Meeting of Shareholders (the “Annual Meeting”) at which the proposals described below were voted upon by the shareholders.

Set forth below are the final voting results for each of the proposals:

(i) to approve the re-election of Sherif Foda, Antonio Campo-Mejias, Yousef Al Nowais, and Andrew Waite, and the election of Anthony R. (Tony) Chase, as directors, to each serve for a term of one year following their election (which period may be extended at any time by resolution of the directors but not beyond the date of the next annual general meeting) or until the first general meeting following their election under the terms of the Company’s Memorandum and Articles of Association and until their respective successors are duly elected and qualified,

Nominee	For	Against	Abstain	Broker Non-Votes
Sherif Foda	68,786.887	1,392,675	28,694	n/a
Antonio Campo-Mejia	67,343,469	2,836,093	28,694	n/a
Yousef Al Nowais	68,786,885	1,392,677	28,694	n/a
Andrew Waite	63,447,072	6,732,490	28,694	n/a
Anthony (“Tony”) Chase	69,990,497	79,778	137,981	n/a

(ii) to approve the advisory resolution on executive compensation (“say on pay”),

For	Against	Abstain
64,965,249	2,739,245	2,503,762

(iii) to approve the ratification of Grant Thornton as independent registered public accounting firm for the fiscal year ended December 31, 2024, and

For	Against	Abstain
70,103,989	100,912	3,355

(iii) to approve the reservation of 6,500,000 ordinary shares of the Company for issuance under the Long Term Incentive Plan.

For	Against	Abstain
66,323,984	112,582	3,771,690

Each of the proposals acted upon by the Company’s shareholders at the Annual Meeting received a sufficient number of votes to be approved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: June 17, 2024	By:	/s/ Stefan Angeli
	Name:	Stefan Angeli
	Title:	Chief Financial Officer

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